SRIVARU HOLDING LIMITED

3rd Floor, Genesis House

Unit 18, Genesis Close

George Town, P.O. Box 10655

Grand Cayman, KY1-1006

Cayman Islands

October 24, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Division of Corporation Finance

Office of Manufacturing

Attention:	Sarah Sidwell
Asia Timmons-Pierce

RE:	SRIVARU Holding Limited (the “Company”)
Registration Statement on Form F-1
File No. 333-282429

Withdrawal of Acceleration Request

Dear Mmes. Sidwell and Timmons-Pierce:

Reference is made to our letter filed as correspondence with the Securities and Exchange Commission via EDGAR on October 21, 2024 (the “Acceleration Request”), in which we requested the acceleration of the effective date of the Company’s above-mentioned Registration Statement on Form F-1, as amended (File No. 333-282429) (the “Registration Statement”), to 5:00 p.m. Washington D.C. time on October 23, 2024, or as soon as practicable thereafter, pursuant to Rule 461(a) under the Securities Act of 1933, as amended. We are no longer requesting that the Registration Statement be declared effective at such date and time and we hereby formally, and with immediate effect, withdraw our request for acceleration of the effective date.

Please direct any questions with respect to the withdrawal of the Acceleration Request of the Registration Statement to Lee McIntyre at (713) 651-5328 or Rajiv Khanna at (212) 318-3168 of Norton Rose Fulbright (US) LLP.

Very truly yours,

SRIVARU Holding Limited

By:
Name:	Mohanraj Ramasamy
Title:	Chief Executive Officer